

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



06014623

5 June 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 June 2006, Re: Lion Industries Corporation Berhad - Proposed Joint-Venture between Amsteel Mills Sdn Bhd and Sembawang Kimtrans Ltd for an Inland Waterway Transportation System Project for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 05/06/2006 04:02:10 PM
Reference No LI-060605-C2444

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB" or the "Company")

PROPOSED JOINT-VENTURE BETWEEN AMSTEEL MILLS SDN BHD AND SEMBAWANG KIMTRANS LTD FOR AN INLAND WATERWAY TRANSPORTATION SYSTEM PROJECT

* **Contents :-**

1. INTRODUCTION

On 28 September 2005, the Company announced that Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of LICB, had entered into a Memorandum of Understanding with Sembawang Kimtrans Ltd ("Sembawang") to undertake an inland waterway transportation system ("IWTS") project which is essentially the management and operation of marine logistic services along Sungai Langat for inbound and outbound cargo between the jetty at the steel complex in Banting and deep-sea anchorage points along the Straits of Malacca within the vicinity of Kuala Langat.

The Board of Directors of LICB wishes to announce that AMSB had on 5 June 2006 entered into a Shareholders Agreement with Sembawang ("Agreement") to regulate their relationship *inter se* as shareholders of Pantai Dimensi Sdn Bhd, a joint-venture company proposed to be re-named Lion-Kimtrans Logistics Sdn Bhd ("Lion-Kimtrans"), to carry on the business of operating the IWTS project ("Proposed JV").

2. INFORMATION ON THE PROPOSED JV

Lion-Kimtrans currently has a paid-up capital of RM2. The issued and paid-up share capital of Lion-Kimtrans shall be increased to RM10,000,000 comprising 10,000,000 ordinary shares of RM1.00 each. AMSB and Sembawang shall, as and when required, subscribe for shares in the capital of Lion-Kimtrans based on the proportion of 75% and 25% respectively. The board composition of Lion-Kimtrans shall consist of six directors, four of whom shall be nominated by AMSB and two by Sembawang.

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

05 JUN 2006

Lion-Kimtrans will have an assured return on equity ("ROE") of 18% per annum. The ROE is expressed as a percentage of the profit after interest and tax over the paid-up capital.

The assets required for the IWTS project totalling RM138 million will be chartered to Lion-Kimtrans by a wholly-owned subsidiary of AMSB ("Subco") (RM101 million) and Sembawang (RM37 million) at a ratio of 73:27, based on the prevailing market rate. The charter of the assets is expected to yield an internal rate of return of 15%.

Total investment required from AMSB and Subco for the Proposed JV amounted to RM108.5 million comprising the following which will be sourced from internally generated funds or bank borrowings:

a) AMSB's 75% participation in the equity interest of Lion-Kimtrans - RM7.5 million
b) assets required for the IWTS project to be chartered by Subco to Lion-Kimtrans - RM101 million

Further, to facilitate the operations of the IWTS project, Subco will undertake the following:

i) the construction of a new bridge in Banting to replace the existing bridges to ensure that the navigational height of approximately 14.5 meters is achieved at all times. Ownership of the bridge will be handed over to the state government upon completion;
ii) the construction of the jetty which will be erected on the land to be leased from Megasteel Sdn Bhd, a related party, to cater for the discharge of scrap and iron ore; and
iii) the dredging of the river to allow barges to navigate 24 hours along the river.

(collectively the "Proposed Infrastructure Project").

The financing for the Proposed Infrastructure Project will be sourced from internally generated funds or bank borrowings. The Proposed Infrastructure Project is expected to yield an internal rate of return of 25%.

3. INFORMATION ON SEMBAWANG

Sembawang is a company listed on the Singapore Stock Exchange and has over 24 years of successful operations in providing total logistics solutions to multi-national corporations in Singapore. The services include transportation, multi-modal freight forwarding, heavy lift and haulage, warehousing, cargo consolidation and distribution, container freight stations, heavy vehicle parks and project logistics.

Beyond Singapore, Sembawang has extensive track record in providing specialised marine and mining logistics services in the Association of South East Asian Nations ("ASEAN") region. In particular, Sembawang has an established niche in serving the multi-national corporations operating mines in Indonesia. Sembawang is also the appointed logistics manager and port operator for Bintan Industrial Estate, in Bintan, Indonesia.

Sembawang owns and operates a young fleet of cargo handling equipment (such as cranes, forklifts, trailers, prime movers and trucks), vessels (such as tugs, barges, landing crafts and floating cranes), and facilities (such as general warehouses, bonded warehouses, and export processing zone) to provide fully-integrated logistics services. In Singapore, Sembawang also operates approved London Metal Exchange ("LME") warehouses for LME Plastics.

4. RATIONALE

The IWTS project was initiated to provide efficient transportation of feedstocks and end-products for the steel plants of the companies within the Lion group ("Lion Group"). The project will entail the deployment of a fleet of floating cranes, tugs, barges and discharging equipment to transport steel scrap and iron ore from deep-sea anchorages along the Straits of Malacca, through Sungai Langat, to the steel plants at Banting. From the steel plants, the end-products are transported by road or through Sungai Langat to deep-sea anchorages or sea ports for export or distribution within Malaysia.

The current road transportation using trucks is not able to cater for the increase in volume of scrap and raw materials to feed the existing production of the Lion Group's steel plants.

5. FINANCIAL EFFECTS

i) Share Capital

There will be no effect on the issued and paid-up capital of LICB as the Proposed JV does not involve the issuance of LICB shares.

ii) Earnings

The Proposed JV is not expected to have a material impact on the earnings of the LICB Group for the financial year ending 30 June 2006 but is expected to contribute positively to the LICB Group in future financial years.

iii)Net Assets ("NA")

On a proforma basis, the Proposed JV is not expected to have a material impact on the NA of the LICB Group based on the audited consolidated balance sheet as at 30 June 2005.

6. CONDITIONS OF THE PROPOSED JV

The Proposed JV is not subject to any conditions.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

None of the Directors and major shareholders of the Company or persons connected with them has any interest, direct or indirect, in the Proposed JV.

8. DIRECTORS' OPINION

The Directors of LICB are of the opinion that the Proposed JV is fair and reasonable and is in the best interest of LICB.

9. TIMEFRAME FOR COMPLETION

The IWTS project is expected to be completed by June 2007.

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

05 JUN 2006

10. DOCUMENT AVAILABLE FOR INSPECTION

The Agreement dated 5 June 2006 is available for inspection during normal office hours of the Company on any weekdays (except public holidays) at the registered office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur for a period of three months from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

05 JUN 2006